UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                        CHINA RESOURCES DEVELOPMENT, INC.
                        ---------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                   169406 30 3
                                  -------------
                                 (CUSIP Number)


                                   Wong Wah On
                              Room 2105, West Tower
                                 Shun Tak Centre
                         168-200 Connaught Road Central
                              Sheung Wan, Hong Kong
                                 (852) 2810-6226
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 2, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





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CUSIP No.169406 30 3                   13D                     Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


             Anka Capital Limited
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


      WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     British Virgin Islands
________________________________________________________________________________
               7    SOLE VOTING POWER
                    244,897 shares of common stock
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        0

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    244,897 shares of common stock
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            0


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     244,897 shares of common stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 29.2% of the issued and outstanding common stock

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO




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CUSIP No.  169406 30 3                                         Page 3 of 6 Pages

ITEM 1.           SECURITY AND ISSUER

The class of equity security to which this statement relates is the common stock, par value $.001, of China Resources Development, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at Room 2105, West Tower, Shun Tak Centre, 168 - 200 Connought Road Central, Sheung Wan, Hong Kong.

ITEM 2.           IDENTITY AND BACKGROUND

(a) The person filing this statement is Anka Capital Limited (the "Reporting Person").

(b) The Reporting Person is a corporation organized under the laws of the British Virgin Islands.

(c) The Principal Business and Office Address of the Reporting Person is Room 2105, West Tower, Shun Tak Centre, 168 - 200 Connought Road Central, Sheung Wan, Hong Kong.

(d) The Reporting Person is principally engaged in providing financial consulting services and in investing.

(e) Neither the Reporting Person nor any of its executive officers or directors, during the last five years, has been convicted in a criminal proceeding.

(f) Neither Reporting Person nor any of its executive officers or directors, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Working capital in the aggregate amount of $658,160. The working capital was provided to the Reporting Person by way of an interest-free loan made by Tam Cheuk Ho and Wong Wah On, the executive officers, directors and shareholders of the Reporting Person.



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CUSIP No.  169406 30 3                                         Page 4 of 6 Pages


ITEM 4.           PURPOSE OF THE TRANSACTION

The Reporting Person has acquired the shares which are the subject of this report principally for investment purposes. The officers, directors and shareholders of the Reporting Person are Tam Cheuk Ho and Wong Wah On. Tam Cheuk Ho and Wong Wah On are also officers and directors of the Issuer.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) 244,897 shares of common stock, constituting approximately 29.2% of the issued and outstanding common stock of the Issuer. The number of shares and percentage set forth in Row 11 and in response to this Item excludes 4,320 shares (or less than 1% of the currently outstanding shares) of the Issuer owned by Brender Services Limited, a corporation owned by Wong Wah On. Wong Wah On is an executive officer, director and principal shareholder of the Reporting Person and executive officer and director of the Issuer.

(b) The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 244,897 shares of common stock of the Issuer held by the Reporting Person.

(c) The only transaction effected by the Reporting Person during the last 60 days in the securities of the Issuer was its acquisition on March 2, 2001 of the 244,897 shares of common stock which are the subject of this statement. The shares were acquired from E-Link Investment Limited, in accordance with the terms of a Stock Purchase Agreement between E-Link Investment Limited and the Reporting Person. The purchase price for the shares that were acquired was $658,160, or approximately $2.6875 per share.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Wong Wah On and Tam Cheuk Ho, as the sole officers and directors of the Reporting Person, jointly have the power, on behalf of the Reporting Person, to vote and dispose of the securities of the Issuer owned by the Reporting Person which are the subject of this statement.



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CUSIP No.  169406 30 3                                         Page 5 of 6 Pages



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

1 Stock Purchase Agreement dated March 2, 2001 by and between the Reporting Person and E-Link Investment Limited.



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CUSIP No.  169406 30 3                                         Page 6 of 6 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct as of the date hereof.

Dated: March 9, 2001

                                             ANKA CAPITAL LIMITED


                                             /s/ Wong Wah On
                                             -----------------------------------
                                             Wong Wah On